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                                                Filed by Price Enterprises, Inc.
                                                  pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No: 0-20449
                                       Subject Company: Excel Legacy Corporation

NEWS

                              EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE:  SEPTEMBER 13, 2001                           (XLG)(PREN)

CONTACT: Graham R. Bullick, Ph.D., Senior Vice President,
         Excel Legacy Corporation/Price Enterprises, Inc.,
         17140 Bernardo Center Drive, Suite 300, San Diego, CA  92128
         (858) 675-9400


          EXCEL LEGACY CORPORATION AND PRICE ENTERPRISES, INC. ANNOUNCE
                  EXTENSION OF EXCHANGE OFFER AND TENDER OFFER

SAN DIEGO, CA. (September 13, 2001) - Price Enterprises, Inc. (Nasdaq: PREN) announced today that, due to the closure of the financial markets and concurrent problems with mail delivery services, it has extended (1) its exchange offer for all outstanding 9% Convertible Redeemable Subordinated Secured Debentures due 2004 and 10% Senior Redeemable Secured Notes due 2004 of Excel Legacy Corporation (Amex: XLG) and related consent solicitation and
(2) its tender offer for all outstanding shares of Price Enterprises' common stock.

The exchange offer, consent solicitation and tender offer, which is currently scheduled to expire at 5:00 p.m., New York City time, on September 13, 2001, have been extended until 5:00 p.m., New York City time, on September 18, 2001, unless further extended. All other terms remain unchanged.

If you have any questions about the exchange offer, consent solicitation or tender offer or wish to request the exchange offer or tender offer documents, you may call the information agent, Mellon Investor Services LLC, at (800) 335-7842. You may also call Graham R. Bullick, Ph.D., Senior Vice President--Capital Markets of Legacy and Price Enterprises, at (858) 675-9400 ext. 316.

Announced previously (press release September 11, 2001), Legacy and Price Enterprises have received stockholder approval for the merger between Legacy and Price Enterprises and the $100 million investment by Warburg Pincus in the combined company, Price Legacy Corporation. The companies expect to close these transactions as soon as practicable.

EXCEL LEGACY CORPORATION is a real estate company which acquires, sells, develops, manages, invests, finances and operates real property and related businesses.

PRICE ENTERPRISES, INC., is a REIT which acquires, develops and manages open air retail properties in 13 states. For more information, please visit our website at www.pricelegacy.com.

                                      ####

Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Legacy and Price Enterprises to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including without limitation:


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risks that the Legacy/Price Enterprises merger and the preferred stock investment by Warburg Pincus will not be completed as described or at all; national and local economic conditions; the competitive environment in which the companies operate; financing risks; property management risks; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally. The companies refer you to the documents they file from time to time with the Securities and Exchange Commission, specifically the section titled "Certain Cautionary Statements" in Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended, and the section titled "Factors That May Affect Future Performance" in Price Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended, which discuss these and other factors that could adversely affect the companies' results. Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with the tender offer.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The exchange offer, consent solicitation and tender offer will be effected only through a consent solicitation statement/prospectus, offer to purchase and related documents. Investors are urged to read these materials, because they contain important information. The consent solicitation statement/prospectus, offer to purchase and related documents have previously been filed with the Securities and Exchange Commission by Legacy and Price Enterprises, as applicable. Investors may obtain a free copy of these materials and other documents filed by Legacy and Price Enterprises at the Commission's Web site at http://www.sec.gov.

Legacy, Price Enterprises, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the exchange offer and consent solicitation. Such individuals may have interests in these transactions, including as a result of their securities holdings or holding of options. A detailed list of the names, affiliations and interests of the participants in these transactions is contained in the prospectus filed by Price Enterprises on August 10, 2001.